Exhibit 99.2

SUPREME COURT OF THE STATE OF NEW YORK COUNTY OF NEW YORK
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HANOVER HOLDINGS I, LLC Plaintiff, v. NEWLEAD HOLDINGS LTD., Defendant.	: : : : : : : : : : :	Index No. 160776/2013 ORDER APPROVING FAIRNESS, TERMS AND CONDITIONS OF EXCHANGE AND ISSUANCE PURSUANT TO SECTION 3(a)(10) OF THE SECURITIES ACT OF 1933, AS AMENDED
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This matter having come on for a hearing on December 2, 2013 to approve the fairness of the proposed terms and conditions of the proposed exchange and the issuance of securities, as described herein and reflected in the Stipulation of Settlement, dated November 21, 2013 (the “Settlement Agreement”), among Hanover Holdings I, LLC, a New York limited liability company (the “Plaintiff”), MG Partners Limited, a company with limited liability organized under the laws of Bermuda and the Plaintiff’s designee pursuant to the Settlement Agreement (“MGP”), and NewLead Holdings Ltd., a corporation organized under the laws of Bermuda (“Defendant”), and the Court having first held a hearing as to the fairness to Plaintiff and MGP, as the Plaintiff’s designee, of the terms and conditions of (x) the proposed exchange and transactions contemplated by the Settlement Agreement and (y) the offer and issuance of the Securities (as defined herein) by Defendant to MGP, as the Plaintiff’s designee, and the proposed exchange of Plaintiff’s claims therefor, the Court hereby finds as follows:

Hanover Holdings I, LLC v. NewLead Holdings, Ltd.	Index No. 160776/2013

The Court was advised prior to this hearing that Defendant will rely on the exemption from the registration requirements of the Securities Act of 1933, as amended (the “Securities Act”), under Section 3(a)(10) of the Securities Act to issue shares of common stock of Defendant (the “Securities”) to MGP, as the Plaintiff’s designee, pursuant to the Settlement Agreement in exchange for Plaintiff’s claims specified in the Settlement Agreement, based upon this Court’s finding herein that the terms and conditions of (1) the proposed exchange and transactions contemplated by the Settlement Agreement and (2) the offer and issuance of the Securities by Defendant to MGP, as the Plaintiff’s designee, and the proposed exchange of Plaintiff’s claims therefor, in each case of clauses (1) and (2), are procedurally and substantively fair to Plaintiff and MGP and this Court’s approval of the foregoing; and

The fairness hearing having been scheduled upon the consent of Plaintiff and Defendant (collectively, the “Parties”), Plaintiff and MGP have had adequate notice of the fairness hearing and MGP, as the Plaintiff’s designee, is the only party to whom Securities will be issued pursuant to the Settlement Agreement; and

The terms and conditions of the proposed exchange and transactions contemplated by the Settlement Agreement and the offer and issuance of the Securities in exchange for the claims of Plaintiff as set forth in the Settlement Agreement are procedurally and substantively fair to Plaintiff and MGP, who is the only party to whom Securities will be issued pursuant to the Settlement Agreement; and

The fairness hearing was open to Plaintiff and MGP. Plaintiff and MGP were represented by competent counsel at the hearing who acknowledged that adequate notice of the hearing was given and consented to the entry of this Order; it is therefore,

ORDERED, that the terms and conditions of (i) the proposed exchange and transactions contemplated by the Settlement Agreement and (ii) the offer and issuance of the Securities by Defendant to MGP, as the Plaintiff’s designee, and the proposed exchange of Plaintiff’s claims therefor, in each case of clauses (i) and (ii), are procedurally and substantively fair, and are hereby approved as procedurally and substantively fair to Plaintiff and MGP, within the meaning of Section 3(a)(10) of the Securities Act;

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Hanover Holdings I, LLC v. NewLead Holdings, Ltd.	Index No. 160776/2013

ORDERED, that (1) the proposed exchange and transactions contemplated by the Settlement Agreement and the terms and conditions thereof and (2) the offer and issuance of the Securities by Defendant to MGP, as the Plaintiff’s designee, and the proposed exchange of Plaintiff’s claims therefor and the terms and conditions thereof, in each case of clauses (1) and (2), are hereby approved and that the offer and issuance of the Securities by Defendant to MGP, as the Plaintiff’s designee, is hereby exempt from the registration requirements of the Securities Act under Section 3(a)(10) of the Securities Act; and it is further

ORDERED, that this Court shall retain jurisdiction to enforce the terms and conditions of the Settlement Agreement.

SO ORDERED:

12-2-13

/s/ Hon. Eileen Bransten
J.S.C.

Hon. Eileen Bransten
J.S.C.

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